[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1.  Name and Address of Reporting Person*

Thibault     Dean     R.
-------------------------------
(Last)  (First)   (Middle)

3408 Westbaker
-------------------------------
(Street)

Manhattan,   KS     66502
-----------------------------
(City)   (State)    (Zip)
______________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc. (MNBB)
_______________________________________________________________________________
3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)
_______________________________________________________________________________
4. Statement for
   Month/Year
   12/2000
_____________________________________________________________________
5. If Amendment,
   Date of Original
   (Month/ Year)
_______________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

[ ]  Director            [ ] 10% Owner
[X]  Officer             [ ] Other (specify below)
    (give title below)   Executive Vice President (1)
_______________________________________________________________________________



7.  Individual or Joint/Group Filing
    (Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person

_______________________________________________________________________________


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                2.               3.               4.
Title of Security Transaction Date Transaction Code Securities Acquired (A)
(Instr. 3)        (Month/Day/Year) (Instr. 8)       or Disposed of (D)
                                                    (Instr. 3, 4 and 5)
                                                            (A) or
                                                    Amount  (D)     Price

Common Stock      8/14/00 (2)            J (2)        130      A
Common Stock      4/00 (3)               J (3)        690.62   A



5. Amount of Securities      6. Ownership Form:        7. Nature of
   Beneficially Owned           Direct (D) or Indirect    of Indirect
   At End of Issuer's           Indirect (I)              Beneficial
   Fiscal Year                  (Instr. 4)                Ownership
   (Instr. 3 and 4)                                       (Instr. 4)
   2,745                            D
   690.62                           I                       ESOP

(Over)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v) SEC 2270 (7-96
________________________________________________________________________________
FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva- 2. Conver- 3. Transaction 4. Transaction 5.  Number of
   tive Security       sion or    Date           Code            Derivative
   (Instr. 3)          Exercise                  (Instr. 8)      Securities
                       Price of   (Month/                        Acquired (A)
                       Derivative  Day/                          or Disposed of
                       Security    Year)                         (D)Inst.3,4,5

Stock Options to
Purchase Shares       11.9048 (4)  8/14/00        J (2)          26
Stock Options to
Purchase Shares       7.9762 (4)   8/14/00        J (2)          350
Stock Options to
Purchase Shares       8.375        3/20/00        A (6)          7,000


6. Date Exercisable     7. Title and Amount of      8. Price of
   and Expiration Date     Underlying Securities       Derivative
   (Month/Day/Year)       (Instr. 3 and 4)             Security
                                                       (Instr. 5)
   Date Exer-   Expir-      Title          Amount or
        cisable ation Date                 Number of
                                           Shares
   (5)          11/4/08      Common
                             Stock            26
   (6)          3/20/10      Common
                             Stock           350
   (6)          3/20/10      Common
                             Stock           7,000


9. Number of Deriv-      10. Ownership of    11. Nature of
   ative Securities          Derivative          Indirect
   Beneficially              Security:           Beneficial
   Owned at End              Direct (D) or       Ownership
   of Year                   Indirect (I)        (Instr. 4)
   (Instr. 4)                (Instr. 4)
   551                         D
   7,350                       D
   7,350                       D


Explanation of Responses:
1. Of Issuer's wholly-owned subsidiary, Security National Bank
2. Shares received from 5% stock dividend paid August 14, 2000.
3. ESOP allocations for 1999, including shares received from 5% stock dividend August 16, 1999 notification letter from administrator dated April 2000.
4. Exercise price reflects adjustments for stock dividends and Company's two-for-one stock split 2/9/98.
5. Grant of stock options under MNB Bancshares, Inc. 1992 Stock Option Plan, exercisable in annual 20% increments beginning November 4, 1999.
6. Grant of stock options under MNB Banchshares, Inc. 1998 Stock Incentive Plan, exercisable in annual 20% increments beginning January 18, 2001.

     /s/ Dean R. Thibault           2/13/01
        _______________________    ______________
        **                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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SEC 2270 (7-96)